Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Earnings:
1. Income after income taxes	$6,928	$9,285	$8,664	$4,356	$5,780
2. Plus: interest expense (1)	5,976	5,638	5,104	5,112	4,627
3. Earnings including interest on deposits	12,904	14,923	13,768	9,468	10,407
4. Less: interest on deposits	4,550	4,044	3,704	3,798	3,488
5. Earnings excluding interest on deposits	$8,354	$10,879	$10,064	$5,670	$6,919
Fixed Charges:
6. Interest expense (Line 2)	$5,976	$5,638	$5,104	$5,112	$4,627
7. Less: interest expense on deposits (Line 4)	4,550	4,044	3,704	3,798	3,488
8. Excluding interest on deposits	$1,426	$1,594	$1,400	$1,314	$1,139
Ratio of Earnings to Fixed Charges:
Including interest on deposits (Line 3/Line 6)	2.16	2.65	2.70	1.85	2.25
Excluding interest on deposits (Line 5/Line 8)	5.86	6.82	7.19	4.32	6.07

(1) For purposes of this analysis, management estimated that interest implicit in the lease payments for operating leases was 30% of rental expense.